February 15, 2007

VIA OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., MS 03-08
Washington, D.C.  20549

Attn:                  William Thompson, Branch Chief

Re:	Copart, Inc.
Form 10-K for Fiscal Year Ended July 31, 2006
Form 10-Q for Fiscal Quarter Ended October 31, 2006
Filed October 31, 2006 and December 11, 2006
File No. 0-23254

Dear Mr. Thompson:

On behalf of Copart, Inc. (the “Company”), I submit this letter in response to the comment letter dated February 6, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for Fiscal Year Ended July 31, 2006 (the “Form 10-K”) and the Form 10-Q for Fiscal Quarter Ended October 31, 2006 (the “Form 10-Q”).

In this letter, I have recited the comments from the Staff in italicized, bold type and have followed the comment with the Company’s response.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 10-K or Form 10-Q, as applicable.

Form 10-K for Fiscal Year Ended July 31, 2006

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 28

Fiscal 2006 Compared to Fiscal 2005, page 32

1.                                      In circumstances where you describe more than one reason for a significant change between periods in financial data or indicators, please quantify the incremental impact of each individual reason on the overall change.  For example, in your discussion of revenues on page 32, you should quantify to the extent practicable the increase in revenues attributable to vehicle sales volume and increased revenue per transaction.  Please note that this is just an example of where disclosure could be improved and is not a complete list.  See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

The Company acknowledges the Staff’s comment and in future filings will, in situations in which a significant change in financial data or indicators has occurred, quantify each material reason for such change.

Note 3 — Discontinued Operations and Goodwill Impairment, page 62

2.                                      In light of the significant (almost 100%) seller-financing of the sale of your Motors Auction Group business and related assets, please provide us your analysis as to whether such seller-financing results in significant continuing involvement by you in the operations of the component after the disposal transaction.  Refer to paragraph 42 of SFAS 144 and EITF 03-13.

The Company supplementally informs the Staff that the Company retains no direct cash flows, whether through migration or continuation (as defined in EITF 03-13) or by any other means, associated with the revenue-producing or cost-generating activities of the disposed business.  Further, the Company has no continuing involvement in the operations of the disposed business, other than that of a mortgagee, and the Company (i) did not retain any equity interest or call options in the disposed business, (ii) did not, through the terms of the seller financing or by any other means, retain the ability to influence the operating and/or financial policies of the disposed business, and (iii) is not a party to any continuing contracts or agreements, other than the finance agreement between the Company and the buyer, relative to the disposed business.

The Company’s analysis as to whether the seller-financing results in significant continuing involvement by the Company follows.

Paragraph 42 of SFAS 144 states the following:

The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

EITF 03-13 further clarifies the following in paragraph 4 (emphasis added):

The Task Force reached a consensus on Issue 1 that the evaluation of whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity depends on whether continuing cash flows have been or are expected to be generated and, if so, whether those continuing cash flows are direct or indirect.  Continuing cash flows are cash inflows or outflows that are generated by the ongoing entity and are associated with activities involving a disposed component.  If continuing cash flows are generated, the determination as to whether those continuing cash flows are direct or indirect should be based on their nature and significance.  If any continuing cash flows are direct, the cash flows have not been eliminated and the operations of the component should not be presented as a discontinued operation.  Conversely, if all continuing cash flows are indirect (that is, not direct), the cash flows are considered to be eliminated and the disposed component meets the paragraph 42(a) criterion to be considered a discontinued operation.  The assessment as to whether continuing cash flows are direct cash flows should be based on management’s expectations using the best information available.

The only continuing operating cash flows from the disposed MAG operations will be the interest payments made on the seller-provided financing.  These cash flows are considered indirect and therefore the Company has concluded that the operations and cash flows of the disposed MAG operations were eliminated from the Company.

The Company also considered the guidance in paragraph 9 of EITF 03-13, which states (emphasis added):

If the operations and cash flows of a disposed component have been (or will be) eliminated from the ongoing operations of an entity as a result of a disposal transaction (see paragraphs 4-8 for guidance on making that determination), an entity should evaluate whether the ongoing entity will have significant continuing involvement in the operations of the component after the disposal transaction.  The Task Force reached a consensus on Issue 2 that continuing involvement in the operations of the disposed component provides the ongoing entity with the ability to influence the operating and (or) financial policies of the disposed component.  The retention of risk or the ability to obtain benefits should be considered in the overall evaluation of whether the ongoing entity has the ability to influence the operating and (or) financial policies of the disposed component.  However, the retention of risk or the ability to obtain benefits associated with the ongoing operations of the disposed component does not indicate by itself that the ongoing entity has the ability to influence the operating and (or) financial policies of the disposed component resulting in continuing involvement.  An interest in the disposed component or the existence of a contractual arrangement or other type of arrangement with the disposed component should be evaluated to determine whether the ongoing entity has continuing involvement with the disposed component.

As described more fully above in the opening paragraph to the Company’s response to this comment, there is no continuing involvement that provides the Company the ability to influence the operating or financial policies of the disposed MAG operations.

Based on the above analysis, the Company concluded the requirements of paragraph 42 of SFAS 144 and EITF 03-13 were met and presentation of the disposed MAG operations as discontinued operations is appropriate.

Note 11 — Shareholders’ Equity, page 66

3.                                      Please disclose the nature and terms of the Preferred Stock Rights Agreement that is associated with your common stock outstanding. Refer to paragraph 4 of SFAS 129.

In response to the Staff’s comment, the Company proposes  to include the following footnote disclosure in future year-end financial statements filed with its Annual Report on Form 10-K:

Preferred Stock Rights Agreement

On March 6, 2003, the Company’s Board of Directors declared a dividend of one right (a “Right”) to purchase one one-thousandth share of the Company’s Series A Participating Preferred Stock  for each outstanding share of Common Stock of the Company.  Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock at an exercise price of $120.48.

In general, subject to certain limited exceptions, the Rights become exercisable when a person or group acquires 15% or more of the Company’s common stock or a tender offer or exchange offer for 15% or more of the Company’s common stock is announced or commenced.  After any such event, the Company’s other stockholders may purchase an additional $120.48 worth of additional shares of the Company’s common stock at 50% of the then-current market price.  The Rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by the Company’s board of directors.  The Rights may be redeemed by the Company at $0.001 per Right at any time before any person or group acquires 15% or more of our outstanding common stock.

Note 15 — Commitments and Contingencies, page 72

4.                                      With respect to the various contingencies you discuss, if there is at least a reasonable possibility that a loss exceeding amounts already recognized has been incurred, please revise your disclosure to either state an amount or range of reasonable possible losses, or state that no such estimate can be made.  Please refer to SFAS 5 and SAB Topic 5:Y for guidance.

The Company acknowledges the Staff’s comment.  In the case of contingencies for which there is at least a reasonable possibility that a loss may occur exceeding amounts already recognized in the financial statements, the Company will, in its future filings, disclose either an amount or a range of reasonable possible losses, or state that no such estimate can be made.  The Company supplementally advises the Staff that at the end of fiscal year 2006 and the end of the first quarter of fiscal year 2007, there were, in the opinion of the Company’s management, no contingencies for which the additional disclosure would have been required because the Company considered the likelihood of losses arising from the contingencies disclosed to be remote.

Exhibits 31.1 and 31.2

5.                                      In future filings, please revise your certifications to read exactly as set forth in Item 601(b)(31) of Regulation S-K. In particular, eliminate reference to the Chief Executive Officer and Chief Financial Officer’s titles in the introductory paragraph and also revise paragraphs 2 and 3 to say “report” rather than “annual report”. Confirm that the inclusion of your Chief Executive Officer and Chief Financial Officer’s titles was not intended to limit the capacity in which such individuals provided the certifications.

The Company acknowledges the Staff’s comment and in future filings will revise its certifications to read exactly as set forth in Item 601(b)(31) of Regulation S-K.  The Company supplementally advises the Staff that the inclusion of the titles “Chief Executive Officer” and “Chief Financial Officer” in the certifications required under Item 601(b)(31) of Regulation S-K was not intended to limit the capacity in which such individuals provided the certifications.

Acknowledgement

On behalf of the Company, I hereby acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

Please direct any questions or comments you may have to my attention at (707) 639-5000.  Thank you for your assistance.

Sincerely,

COPART, INC.

/s/ William E. Franklin

William E. Franklin
Senior Vice President and
Chief Financial Officer

cc:	Anthony Watson
Robyn Manuel
U.S. SECURITIES AND EXCHANGE COMMISSION

Willis J. Johnson, Chief Executive Officer COPART, INC
.